Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 31, 2020)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated December 31, 2020 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2020 and declared effective by the Commission on December 31, 2020.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $208,724,873.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash at a current exercise price of $11.50 per share.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On January 19 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 13, 2021

QuantumScape Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California		95110
(Address of principal executive offices)		(Zip code)

(408) 452-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	QS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(d) Appointment of New Director

On January 13, 2021, Jens Wiese was appointed to the Board of Directors (the “Board”) of QuantumScape Corporation (the “Company”). Mr. Wiese will serve as a director with a term of office expiring at the Company’s 2021 Annual Meeting of Stockholders.

Mr. Wiese has served in multiple roles at Volkswagen AG, most recently as Head of Volkswagen Group M&A, Investment Advisory, and Partnerships since January 2020, Head of Industrial Cooperations and Partnerships from June 2018 to December 2019, Head of Group Battery Strategy from June 2016 to December 2019, and Corporate Strategy/Head of Performance Improvement from March 2016 to May 2018. Prior to his service at Volkswagen AG, Mr. Wiese served as Director and Member of the German Management Team at AlixPartners GmbH, a consulting firm, from March 2007 to February 2016. Mr. Wiese holds a Masters degree in Business Administration from the Ludwig Maximilian University of Munich.

Mr. Wiese was appointed a director of the Company pursuant to that certain letter agreement by and among the Company, QuantumScape Subsidiary, Inc., and Volkswagen Group of America Investments, LLC (“VWGoAI”), dated as of December 7, 2020, a copy of which is filed as Exhibit 10.30 to the Company’s Form S-1 filed on December 17, 2020 (the “Letter Agreement”). Pursuant to the Letter Agreement, the Company shall cause up to two representatives designated by VWGoAI to be included on the Company’s Board upon VWGoAI’s written request. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. There are no other arrangements or understandings between Mr. Wiese and any other persons pursuant to which Mr. Wiese was appointed a director of the Company, and there are no family relationships between Mr. Wiese and any director or executive officer of the Company.

The Company will enter into its standard form of indemnification agreement with Mr. Wiese, a copy of which is filed as Exhibit 10.7 of the Company’s Form 8-K filed on December 2, 2020. Other than the indemnification agreement described in the preceding sentence, Mr. Wiese has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed.

A copy of the news release issued by the Company on January 14, 2021 announcing Mr. Wiese’s appointment to the Board is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Letter Agreement, dated as of December 7, 2020, by and among QuantumScape Subsidiary, Inc., QuantumScape Corporation, and Volkswagen Group of America Investments, LLC (incorporated by reference from Exhibit 10.30 to the Company’s Form S-1 filed with the SEC on December 17, 2020).

99.1	News release of QuantumScape Corporation dated January 14, 2021, announcing the appointment of a new director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 19, 2021

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Chief Legal Officer and Head of Corporate Development

Exhibit 99.1

QuantumScape Announces Jens Wiese to join Board, Filling Second Volkswagen Seat

Brings business perspective to complement technology perspective provided by existing VW director Frank Blome

SAN JOSE, CA (January 14, 2021) – QuantumScape Corporation (NYSE: QS, or “QuantumScape”), a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles (EVs), today announced its board of directors has approved the nomination of Jens Wiese, Head of Volkswagen Group M&A, Investment Advisory, and Partnerships to the board of directors. Mr. Wiese will take the second board seat allocated to Volkswagen as part of the company’s Series F financing earlier in the year. Volkswagen’s first board seat is held by Dr. Frank Blome, Head of the Volkswagen Group Battery Center of Excellence.

“We are delighted to have Jens officially serve in the role of director,” said Jagdeep Singh, CEO of QuantumScape. “We have worked with Jens very successfully over many years and know he will be a superb addition to the board of directors, complementing Frank Blome’s deep understanding of battery technology and manufacturing, and further cementing the already great relationship we have with Volkswagen.”

“I could not be more excited to join the QuantumScape board and work with the amazing team the company has assembled to support the company’s journey to deliver a breakthrough in battery technology,” said Jens Wiese. “I look forward to doing whatever I can help the team deliver their unique solid-state battery technology for electric vehicles as quickly as possible.”

Mr. Wiese has held multiple roles during his tenure at VW, including as Head of Group Battery Strategy. Prior to joining VW, he served as a management consultant and held senior roles at AlixPartners and Roland Berger, focusing on the automotive and other industrial sectors. He holds an MBA from Ludwig-Maximilians University, Munich.

About QuantumScape Corporation

QuantumScape is a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles. The company’s mission is to revolutionize energy storage to enable a sustainable future.

For additional information, please visit www.quantumscape.com.

Contacts:

For Investors

ir@quantumscape.com

For Media

media@quantumscape.com